Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated April 29, 2019, relating to the consolidated financial statements of Chewy, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an emphasis of a matter paragraph referring to the Company reflecting no change in basis and no pushdown accounting in connection with the PetSmart Acquisition, and referring to expense allocations for certain limited corporate functions) appearing in the Prospectus, which is part of Amendment No. 4 to Registration Statement No. 333-231095 on Form S-1 of Chewy, Inc.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

June 13, 2019